UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield announces First Quarter 2015 Financial Results,

announces a 450 MW acquisition from Abengoa and increases

2016 guidance

•	Announces first quarter results with an excellent CAFD generation of $38.5 million and further adjusted EBITDA including unconsolidated affiliates of $105.2 million, a 106% increase compared to the first quarter of 2014.

•	Quarterly dividend approved by the Board of Directors, for a total amount of $0.34 per share, over 30% higher than previous quarter.

•	Announces acquisition from Abengoa of 450 MW in renewable energy assets for $669 million with a 9.4% CAFD yield, financed with $670 million proceeds from a capital increase priced Friday, May 8 at $33.14 per share, which was based on a 3% discount versus the May 7 closing price.

•	Raises 2016 Dividend per Share guidance by up to 9% to $2.10-$2.15 per share, representing 30% to 34% growth in 2016 vs 2015.

•	Yearly dividend per share growth after 2016 expected to be 12% to 15%, with current Abengoa ROFO assets expected to contribute CAFD of $310-360 million.

First quarter results

May 11th, 2015. Abengoa Yield (NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported revenues of $118.3 million for the three months ended March 31, 2015, representing an 85% increase compared to the first quarter of 2014 and Further Adjusted EBITDA including unconsolidated affiliates of $105.2 million, representing a 106% increase compared to the same period of 2014. Cash Available for Distribution reached $38.5 million, more than one quarter of the 2015 CAFD guidance in spite of seasonality.

Selected Financial Results

(in thousands of U.S. dollars)	Three months ended March 31,
	2015	2014
Revenue	118,304	63,822
Further Adjusted EBITDA including unconsolidated affiliates	105,186	51,139
Further Adjusted EBITDA	99,709	51,139
Net Income/(Loss) attributable to the parent company	(14,554)	(26,906)
CAFD	38,500	—

The sustainable total return company

Key Performance Indicators

	Three months ended March 31,
	2015	2014
Renewable energy
MW in operation[1]	991	380
GWh produced	319	129

Conventional power
MW in operation [1]	300	300
GWh produced	628	585
Availability (%)	101.7%	99.6%

Electric transmission lines
Miles in operation	1,018	969
Availability (%)	99.9%	100.0%

Water
Capacity (Mft3/day) [1]	10.5	—
Availability (%)	96.8%	—

Segment results

	Three months ended March 31,
(in thousands of U.S. dollars)	2015	2014
Revenue by Geography
North America	55,943	42,855
South America	24,405	14,270
EMEA	37,956	6,697

Total revenue	118,304	63,822

	Three months ended March 31,
(in thousands of U.S. dollars)	2015	2014
Revenue by business sector
Renewable energy	63,680	20,784
Conventional power	31,330	28,768
Electric transmission lines	19,159	14,270
Water	4,136	—

Total revenue	118,304	63,822

[1]	Represents total installed capacity in assets owned at the end of the period, regardless of the stake in each of the assets.

The sustainable total return company

	Three months ended March 31,
(in thousands of U.S. dollars)	2015	2014
Further Adjusted EBITDA inc. unconsolidated affiliates by Geography
North America	50,941	37,194
South America	24,998	10,997
EMEA	29,247	2,948

Total Further Adjusted EBITDA inc. unconsolidated affiliates	105,186	51,139

	Three months ended March 31,
(in thousands of U.S. dollars)	2015	2014
Further Adjusted EBITDA inc. unconsolidated affiliates by business sector
Renewable energy	52,760	16,578
Conventional power	26,961	23,473
Electric transmission lines	20,529	11,088
Water	4,936	—

Total Further Adjusted EBITDA inc. unconsolidated affiliates	105,186	51,139

Renewable assets have delivered as expected, with solar plants in Spain exceeding expectations due to better solar radiation levels than budget, wind assets in South America lagging due to poor wind resource and Mojave performing ahead of expectations. In conventional power, performance continues being excellent, with availability levels above contractual requirements. In electric transmission lines all the assets are operating with very high levels of availability.

Increase in quarterly dividend

Abengoa Yield announced today that the Board of Directors declared a quarterly dividend corresponding to the first quarter of 2015, amounting to $0.342 per share, representing more than a 30% increase with respect to our last quarterly dividend and a very comfortable pay-out ratio of 71%. This dividend is expected to be paid on or about June 15, 2015 to shareholders of record on May 29, 2015.

[2]	Dividend per share guidance for 2015 provided in the Third Quarter 2014 Earnings Presentation of $1.60, consisting of $0.34 per share for Q1 and Q2 and $0.46 for Q3 and Q4.

The sustainable total return company

Liquidity and Debt

As of March 31, 2015, Abengoa Yield had gross corporate debt of $376.13 million and a liquidity position of $84.9 million at the holding company level on an unconsolidated basis. This represents a Net Corporate Debt / CAFD pre-corporate debt service ratio of 1.8x.

As of March 31, 2015, net project debt amounted to $3,614.1 million ($3,624.3 million as of December 31, 2014).

Consolidated cash and cash equivalents amounted to $267.4 million ($354.2 million as of December 31, 2014).

$669 million acquisition of assets from Abengoa announced

Abengoa Yield has reached an agreement with Abengoa to acquire four solar assets consisting of:

•	Helios (a 100 MW complex), Solnovas (a 150 MW complex) and the remaining 70% stake in Helioenergy (a 100 MW complex of which Abengoa Yield already owns a 30% stake), all in Spain.

•	A 51% stake in Kaxu, a 100 MW plant in South Africa.

Abengoa Yield expects these new assets to generate incremental run rate cash available for distribution of approximately $63 million per year before debt service associated with acquisition financing. This represents a 9.4% acquisition yield. The acquisition includes the exercise of the 12% call option signed with Abengoa in December 2014.

In addition, Abengoa Yield will enter into a foreign exchange hedging agreement with Abengoa under which CAFD will be hedged at the acquisition euro-dollar exchange rate over the next five years, subject to a cap determined by the dividends received by Abengoa from Abengoa Yield.

The acquisition will be financed with $670 million proceeds from a capital increase priced Friday, May 8 at $33.14 per share, which was based on a 3% discount versus the May 7 the closing price, pursuant to a private placement that will result in the issuance of 20,217,260 new shares. The private placement is expected to close on May 14, 2015. Abengoa has subscribed for 51% of the newly-issued shares and will maintain its current stake in Abengoa Yield.

Average remaining useful life of the portfolio to be acquired is approximately 22 years. Helios, Solnovas and Helioenergy have been operating for two to five years, showing a solid operational track record and have significant management and operational synergies with existing solar assets in Abengoa Yield’s portfolio. Kaxu solar plant is located in the Kalahari desert in South Africa, a site with a solar radiation higher than the Southwest of the United States and has a power purchase agreement in place for 100% of the output with Eskom, with a guarantee from the Department of Energy of the Government of South Africa, rated BBB-, Baa2, BBB.4

[3]	Excluding accrued interest of $6.6 million.
[4]	Current ratings provided by Standard & Poor’s, Moody’s and Fitch credit rating agencies.

The sustainable total return company

Increase in Dividend per Share Guidance

Santiago Seage, CEO of Abengoa Yield, commented “Our largest acquisition of assets from Abengoa will double our existing installed capacity in renewable energy, while maintaining very good quality in our portfolio, with a best-in-class average remaining useful life of 23 years and all our CAFD generated from contracted or regulated assets with high quality off-takers. As a result, we are pleased to raise our guidance for the year 2016, in which we expect to distribute a dividend in the range of $2.10 to $2.15 per share, an increase of up to 9% with respect to our previous guidance. With this, we would provide a dividend per share growth of 30% to 34% in 2016 vs 2015.”

Outlook beyond 2016

In addition, considering Abengoa’s current portfolio of assets in operation and construction, which are expected to generate cash available for distribution in the range of $310 to $360 million, and future potential opportunities, we expect to deliver a yearly dividend per share growth in the range of 12% to 15%. This means that mid-term dividend growth per share from our 2015 IPO target of $1.36 would be higher than 20% per year.

Details of the Results Presentation

Abengoa Yield is hosting a presentation to investors and analysts today May 11th at 8:30 a.m. EST at the Westin New York at Times Square. Santiago Seage, CEO, and Eduard Soler, EVP and CFO, will review the first quarter 2015 results as well as the acquisition announced and the updates in guidance. The event will start with a breakfast at 8:00 a.m. EST.

Additionally, a live webcast of the event, including Q&A session, will be available on Abengoa Yield’s corporate website starting at 8:30 a.m. Those accessing the webcast should visit the website at least 15 minutes prior to the event in order to register and download any necessary audio software. Participants may also dial +1 855 228 3874 (US) / +44 (0) 2034 262 822 (UK) to listen to the event.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North America, South America and EMEA. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

The sustainable total return company

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally, our ability to access capital markets, adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Abengoa Yield’s future results included in Abengoa Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Abengoa Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

The exchange rate assumed to calculate the $63 million per year run rate additional CAFD, before debt service associated with acquisition financing is 1.09 USD per €.

The ordinary shares sold in the private placement were offered and sold pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the Securities Act). Such ordinary shares have not been registered under the Securities Act, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell, or a solicitation of an offer to purchase, the ordinary shares in any jurisdiction in which such offer or solicitation would be unlawful.

The sustainable total return company

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2015	2014
Revenue	118,304	63,822
Other operating income	18,072	20,308
Raw materials and consumables used	(12,923)	(4,499)
Employee benefit expenses	(571)	(1,707)
Depreciation, amortization, and impairment charges	(52,254)	(27,238)
Other operating expenses	(27,773)	(26,785)

Operating profit/(loss)	42,855	23,901

Financial income	639	156
Financial expense	(63,192)	(54,329)
Net exchange differences	(1,154)	615
Other financial income/(expense), net	2,994	(407)

Financial expense, net	(60,713)	(53,965)

Share of profit/(loss) of associates carried under the equity method	1,284	(311)

Profit/(loss) before income tax	(16,574)	(30,375)

Income tax	3,876	1,814

Profit/(loss) for the period	(12,698)	(28,561)

Loss/(profit) attributable to non-controlling interests	(1,856)	1,655

Profit/(loss) for the period attributable to the Company	(14,554)	(26,906)

Weighted average number of ordinary shares outstanding (thousands)	80,000
Basic earnings per share (U.S. dollar per share)	(0.18)

The sustainable total return company

Consolidated Statement of Financial Position

(Amounts in thousands of U.S. dollars)

Assets	As of March 31, 2015	As of December 31, 2014
Non-current assets
Contracted concessional assets	6,617,919	6,725,178
Investments carried under the equity method	106,292	5,711
Financial investments	397,445	373,561
Deferred tax assets	119,166	124,210

Total non-current assets	7,240,822	7,228,660

Current assets
Inventories	12,641	22,068
Clients and other receivables	135,465	129,696
Financial investments	625,445	229,417
Cash and cash equivalents	267,442	354,154

Total current assets	1,040,993	735,335

Total assets	8,281,815	7,963,995

Equity and liabilities	As of March 31, 2015	As of December 31, 2014
Equity attributable to the Company
Share capital	8,000	8,000
Parent company reserves	1,769,399	1,790,135
Other reserves	(40,452)	(15,539)
Accumulated currency translation differences	(71,003)	(28,963)
Retained earnings	17,822	(2,031)
Non-controlling interest	154,426	88,029

Total equity	1,838,192	1,839,631

Non-current liabilities
Long-term corporate debt	376,054	376,160
Long-term project debt	3,437,184	3,491,877
Grants and other liabilities	1,709,313	1,367,601
Related parties	73,497	77,961
Derivative liabilities	178,674	168,931
Deferred tax liabilities	43,780	60,818

Total non-current liabilities	5,818,502	5,543,348

Current liabilities
Short-term corporate debt	6,637	2,255
Short-term project debt	359,500	331,189
Trade payables and other current liabilities	243,001	231,132
Income and other tax payables	15,983	16,440

Total current liabilities	625,121	581,016

Total equity and liabilities	8,281,815	7,963,995

The sustainable total return company

Consolidated Cash Flow Statements

(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2015	2014
Profit/(loss) for the period	(12,698)	(28,561)
Non-monetary adjustments[5]	90,024	76,217

Profit for the year from adjusted by non-monetary items	77,326	47,656

Variations in working capital	(20,658)	(36,332)
Net interest and income tax paid	(19,291)	(11,794)

Net cash provided by/(used in) operating activities	37,377	(470)

Investment in contracted concessional assets	(9,194)	(26,306)
Other non-current assets/liabilities	—	(13,641)
Acquisitions of subsidiaries	(82,028)	—

Net cash used in investing activities	(91,222)	(39,947)

Net cash provided by, (used in) financing activities	(18,601)	492,509

Net increase/(decrease) in cash and cash equivalents	(72,446)	452,092

Cash and cash equivalents at the beginning of the period	354,154	357,664
Translation differences in cash or cash equivalent	(14,266)	(80)

Cash and cash equivalents at end of the period	267,442	809,676

[5]	Includes the full amount of interest expense in accordance with IFRS

The sustainable total return company

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the parent company

	For the three-month period ended March 31,
(in thousands of U.S. dollars)	2015	2014
Profit/(loss) for the period attributable to the parent company	(14,554)	(26,906)
Profit attributable to non-controlling interest	1,856	(1,655)
Income tax	(3,876)	(1,814)
Share of loss/(profit) of associates	(1,284)	311
Financial expenses, net	60,713	53,965

Operating profit	42,855	23,901

Depreciation, amortization, and impairment changes	52,254	27,238
Dividend from exchangeable preferred equity investment in ACBH	4,600	—

Further Adjusted EBITDA	99,709	51,139

Abengoa Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	5,477	—

Further Adjusted EBITDA including unconsolidated affiliates	105,186	51,139

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided/ (used) in operating activities

(in thousands of U.S. dollars)	2015	2014
Further Adjusted EBITDA including unconsolidated affiliates	105,186	51,139
Abengoa Yield’s pro-rata share of EBITDA from Unconsolidated affiliates	(5,477)	—

Further Adjusted EBITDA	99,709	51,139

Net interest and income tax paid	(19,291)	(11,794)
Variations in working capital	(20,658)	(36,332)
Other non-cash adjustments and other	(22,383)	(3,483)

Net cash provided / (used) by operating activities	37,377	(470)

The sustainable total return company

Cash Available For Distribution Reconciliation

(in thousands of U.S. dollars)	Three months ended March 31, 2015

Further Adjusted EBITDA including unconsolidated affiliates	105,186
Abengoa Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(5,477)
Non-monetary items	(21,229)
Interest and income tax paid	(19,291)
Principal amortization of indebtedness	(8,790)
Deposits into/ withdrawals from debt service accounts	(210)
Change in available cash at project level to be distributed in subsequent periods	16,255
Variation in short-term financial investments	(16,676)
Change in other assets and liabilities	(11,268)

Cash Available For Distribution	38,500

EVP and Chief Financial Officer Eduard Soler E-mail: ir@abengoayield.com Communication Department Patricia Malo de Molina Tel: +34 954 93 71 11 E-mail: communication@abengoa.com	Investor Relations Leire Perez Tel: +44 20 7098 4384 E-mail: ir@abengoayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: May 11, 2015